Exhibit 99.1

CI Financial Advances Leadership Position in Crypto Offering with Investment in Newton Crypto

Investment made to enable crypto trading across CI’s wealth management platforms

TORONTO--(BUSINESS WIRE)--February 9, 2022--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today announced it has made a strategic investment in Newton Crypto Ltd. (“Newton”), a leading Canadian crypto asset trading platform.

CI acquired the minority stake in Newton as part of a US$20 million Series B funding round completed on February 4, 2022. The funding round, led by partners with DV Chain, LLC, brought Newton’s valuation to approximately US$200 million.

“This investment in Newton reinforces CI’s commitment to strengthen our leadership position in digital assets in Canada,” said Darie Urbanky, CI President and Chief Operating Officer. “Cryptocurrencies and blockchain are transforming the world of finance and we’re excited to expand access for investors to this growing category.

“We made this investment specifically to accelerate the timeline by which we can extend crypto trading capabilities to our wealth management clients.”

CI Global Asset Management (“CI GAM”) became the first company in the world to offer both ETFs and mutual funds investing directly in Bitcoin and Ether, the world’s two largest cryptocurrencies by market capitalization. Today CI offers an industry-leading suite of cryptocurrency solutions consisting of three ETFs and two mutual funds. For more information, visit www.ci.com.

The financial terms of the transaction were not disclosed.

About Newton Crypto

Newton operates a trusted low-cost crypto asset trading platform for Canadians, offering a simple and easy way for individuals to on-ramp and off-ramp fiat, buy and sell crypto from a list of over 60 crypto assets, and withdraw or deposit crypto assets, on any device, with access to some of the best prices for crypto assets in Canada.

About CI Financial

CI Financial Corp. is an integrated global wealth and asset management company. CI managed and advised on approximately C$384.1 billion (US$304.0 billion) in client assets as at December 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, BRR OpCo, LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, CPWM, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward- looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

CI Global Asset Management is a registered business name of CI Investments Inc.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Communications
416-681-3254
moxby@ci.com

United States
Trevor Davis, Gregory FCA for CI Financial
610-415-1145
cifinancial@gregoryfca.com